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May 16, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Cheryl Brown; Karina Dorin

Re:	Independence Contract Drilling, Inc.
Registration Statement on Form S-3
Filed April 13, 2022
File No. 333-264286

Ladies and Gentlemen:

On behalf of Independence Contract Drilling, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated April 28, 2022 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-3 (File No. 333-264268) (the “Registration Statement”). Each response below has been prepared and is being provided by the Company, which has authorized Sidley Austin LLP to respond to the Staff’s comments on its behalf.

For the convenience of the Staff’s review, the Company has set forth below the comments contained in the Comment Letter, followed by the Company’s responses. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. The Company is concurrently filing via EDGAR an Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in italics and bold, and the Company’s responses thereto.

Registration Statement on Form S-3 filed April 13, 2022

Description of Capital Stock, page 3

1.

We note your disclosure here that you had 31,617,005 shares outstanding as of April 12, 2022 is inconsistent with your disclosure on page 8 that you had 13,617,005 shares outstanding as of April 12, 2022. Please advise or revise.

Response:

We acknowledge the Staff’s comment that the disclosure regarding outstanding shares is inconsistent. We have corrected the reference to outstanding shares on page 3 of the prospectus in Amendment No. 1 to be 13,617,005 shares.

 Documents Incorporated by Reference, page 14

2.	Please revise this section to incorporate by reference your definitive proxy statement on Schedule 14A filed April 22, 2022. Refer to Item 12 of Form S-3.

Response:

We acknowledge the Staff’s comment and have revised the Documents Incorporated by Reference section to incorporate by reference the Company’s definitive proxy statement on Schedule 14A filed April 22, 2022.

General

3.

We note that you are registering the resale offering of up to 33,777,737 shares of common stock and that your selling stockholder table and the notes thereto indicate that such shares are comprised of 2,712,648 shares of common stock owned directly by the selling stockholders and 31,065,089 shares of common stock issuable upon conversion of the Notes. However, Exhibit 5.1 states that you are registering up to 33,777,737 shares of the Company’s common stock of which 2,145,648 shares are issued and outstanding and up to 31,065,089 shares are issuable upon conversion of the Notes. Please advise or revise.

Response:

We acknowledge the Staff’s comment and we are filing a revised Exhibit 5.1 in Amendment No.1 to include all 2,712,648 shares of common stock issued and outstanding subject to resale under the Registration Statement.

General

4.

We note you are registering the resale of 31,065,089 shares of common stock issuable upon conversion of the Notes. We further note that you have filed a definitive proxy statement seeking, in part, shareholder approval for the issuance of up to 64,045,085 shares of common stock upon conversion of any Notes in accordance with Section 312.03 of the NYSE Listed Company Manual (the “Share Issuance Proposal”). Please revise your disclosure to clarify whether the issuance of the 31,065,089 shares of common stock being registered hereby is subject to shareholder approval. If applicable, please include risk factor disclosure discussing relevant risks, including any consequences to investors in this offering if the Share Issuance Proposal is not approved.

Response:

We acknowledge the Staff’s comment, and have revised disclosure on page 8 of the prospectus in Amendment No. 1 to clarify that “The issuance up to 31,065,089 shares of common stock upon conversion of the Notes registered hereunder is not subject to Shareholder Approval (as defined in the Indenture).”

We do not believe there are material risks to investors relating to the consequences of the Company not obtaining approval of the Share Issuance Proposal that are not otherwise disclosed to investors in the Company’s filings with the SEC incorporated by reference into Amendment No. 1, including the Company’s definitive proxy statement filed on April 22, 2022 and the Company’s Form 10-Q being filed on May 5, 2022, and accordingly have not included separate risk factor disclosure in Amendment No. 1.

* * * * * * *

If you have any questions, please feel free to contact David C. Buck of Sidley Austin LLP at (713) 495-4521.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	Philip A. Choyce, Independence Contract Drilling, Inc.